

Mail Stop 3720

CORRECTED
December 2, 2015

Alice Wong
Chief Financial Officer
Hong Kong Television Network Ltd.
Trans Asia Centre, 13th Floor
Kwai Chung, Hong Kong

Re: **Hong Kong Television Network, Ltd.**
      Form 20-F for Fiscal Year Ended December 31, 2014
      Filed April 29, 2015
      File No. 000-30354

Dear Ms. Wong:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Operating results, page 33

1.   Please provide clarification regarding the nature of your sources of revenue. We note that your refer to your revenue as "turnover" and your statement that in 2014, "our turnover represented income from program content broadcasting and licensing, income from our artiste management functions, income from independent content production, and e-commerce related income." Clarify how you obtain revenue from program content broadcasting versus advertising.

Restrictions on ownership of shares, page 55

2.   Please qualify your statement that there are no restrictions on the rights of non-residents to hold or exercise voting rights with the Hong Kong residency requirements for voting control that will come into effect if you obtain a free TV broadcasting license.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have any questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Larry Spirgel

                                                Larry Spirgel
                                                Assistant Director
                                                AD Office 11 – Telecommunications